
SULTAN

**SULTAN MINERALS INC.**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 \\
Email: Investor@langmining.com

**SUL-TSX VENTURE**


06010215

January 3, 2006

SUPPL



**VIA FEDERAL EXPRESS**

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

***Under the United States Securities Exchange Act of 1934***

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,



Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

dw 1/13

United States Sec Filing
January 3, 2006

**Sultan Minerals Inc.**
**12(g)3-2(b) Exemption Application**
**Schedule "A"**

---

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

**News Releases**

1. Sultan Minerals Closes Flow-Through Private Placement Financing – December 5, 2005

**Correspondence with Securities Commission(s)**

2. Form 51-102F3 – material Change Report – December 5, 2005

**Form 51-102F3**
*Material Change Report*

**Item 1** **Name and Address of Company**

Sultan Minerals Inc.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

**Item 2.** **Date of Material Change**

November 30, 2005.

**Item 3.** **News Release**

The press release was issued on December 5, 2005.

**Item 4.** **Summary of Material Change**

See attached press release.

**Item 5.** **Full Description of Material Change**

See attached press release.

**Item 6.** **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

**Item 7.** **Omitted Information**

N/A

**Item 8.** **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Arthur G. Troup
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

**Item 9.** **Date of Report**

December 5, 2005.

**SULTAN MINERALS INC.**
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
**www.sultanminerals.com**

December 5, 2005

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

## SULTAN MINERALS CLOSES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

**Sultan Minerals Inc.** (SUL-TSX Venture) ("Sultan") is pleased to announce that, it has closed its previously announced (see press release dated November 29, 2005) non-brokered private placement of 1,483,333 flow-through shares (the "FT Shares") at a price of $0.15 per FT Share, for gross proceeds of $222,500.

A total of $15,500 was paid and 100,000 Finder's Warrants were issued to finders. Finder's Warrants are exercisable until November 30, 2006, at a price of $0.17 per share. All FT Shares and Finder's Warrants issued, and any common shares issuable upon the exercise of Finder's Warrants, are subject to a hold period and may not be traded for four months expiring March 31, 2006.

Proceeds from the non-brokered private placement will be used to fund exploration programs on Sultan's Kena Gold Property and its Jersey-Emerald Molybdenum Property, both located in British Columbia.

For further information on Sultan's projects, visit www.sultanminerals.com.

**Arthur G. Troup, P.Eng., Geological**
President and CEO

For further information please contact:
**Investor Relations**
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com